11487 South 700 East

Salt Lake City, UT 84020

February 3, 2014

Securities and Exchange Commission

Attn:    Anne Nguyen Parker, Branch Chief

Division of Corporation Finance

Washington, D.C. 20549

            RE:      Nutranomics, Inc.

            Amendment No. 3 to Current Report on Form 8-K

            Filed January 13, 2014

                        File No. 0-53551

Dear Ms. Parker,

Nutranomics, Inc. (the “Company”) provides the following response (the “Response Letter”) to the comments contained in the letter (the “Comment Letter”) of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated January 23, 2014, relating to the above referenced filing.

In response to the Comment Letter, we respectfully submit the following response:

1.      We note your disclosure on page 26 in response to our prior comment 7 and reissue the comment. Please include the amounts outstanding and the amounts available to be drawn in your discussion of outstanding debt instruments.

RESPONSE:  We have revised as instructed.

2.      In response to prior comment 9, we note you have amended the Form 8-K to include the financial statements of Health Education Corporation that were originally included in the 8-K, filed on September 24, 2013, for the years ending July 31, 2013 and 2012. We are unable to concur with your presentation of stockholders’ equity and earnings per share with respect to these financial statements. The acquisition of Health Education Corporation by Buka Ventures, Inc. is considered to be a capital transaction in substance rather than a business combination. It is viewed to be a reverse recapitalization transaction, and in order to reflect the change in capitalization, the equity section of your balance sheet, stockholders’ equity and earnings per share should be recast for all historical periods to reflect the exchange ratio. As such, we reissue prior comment 17 from our letter dated October 21, 2013.

RESPONSE:  Per our accountant, auditors, and attorney’s January 28, 2014 conversation with the Staff, including Leslie Overton, Brad Skinner, Karl Hiller, Jenifer Gallagher and John Cannarella, we have retained our

SEC Response Letter

Nutranomics, Inc.

February 3, 2014

financial statement presentation from our Amendment No. 3 to Current Report on Form 8-K/A, filed January 13, 2014.  We appreciate the Staff’s assistance and time devoted to this issue.

In connection with this response, we acknowledge that:

•         the company is responsible for the adequacy and  accuracy of the disclosure  in the filing;

•         staff  comments  or changes to disclosure in response to staff  comments  do not foreclose  the Commission from  taking  any  action  with respect  to  the filing;  and

•         the company may  not assert staff  comments  as a defense in any proceeding  initiated by the Commission or any  person under  the federal securities  laws  of the  United States.

Thank you for your assistance and review.

Sincerely,

Nutranomics, Inc.

/s/ Tracy Gibbs Tracy Gibbs Chief Executive Officer